UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 3, 2021

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 30, 2021 announcing Turkcell’s First Quarter 2021 results and Q1 2021 IFRS Report.

TURKCELL ILETISIM HIZMETLERI

FIRST QUARTER 2021 RESULTS

“STRONG START TO THE YEAR

WITH A SOLID SET OF RESULTS”

First Quarter 2021 Results

Contents

HIGHLIGHTS
QUARTER HIGHLIGHTS	4
COMMENTS BY CEO, MURAT ERKAN	5

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	7
OPERATIONAL REVIEW OF TURKCELL TURKEY	10

TURKCELL INTERNATIONAL
lifecell	12
BeST	13
Kuzey Kıbrıs Turkcell	13

TECHFIN
Paycell	14
Financell	14

TURKCELL GROUP SUBSCRIBERS	15

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	15

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	16

Appendix A – Tables	18

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have four reporting segments:

o	“Turkcell Turkey” which comprises our telecom, digital services and digital business services related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom and digital services related businesses outside of Turkey.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management and consumer electronics sales through digital channels and intersegment eliminations.

•	In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for March 31, 2021 refer to the same item as at March 31, 2020. For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2021, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the first and fourth quarters of 2020 and the first quarter of 2021 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

First Quarter 2021 Results

SEGMENT INFORMATION

In accordance with our integrated communication and technology services strategy, we have reported our telecom related businesses in Turkey and outside of Turkey under Turkcell Turkey and Turkcell International reportable segments, respectively. All other businesses were reported under the Other segment until Q121.

Starting from Q121, our financial services businesses; Turkcell Finansman A.Ş., Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş., Turkcell Sigorta Aracılık Hizmetleri A.Ş., and Paycell LLC, will be reported under the new Techfin segment. In previous releases, these businesses were included under the Other segment. We made this change since these entities have similar business models, and to some extent have operations integrated with each other. Moreover, these businesses are subject to legislation and regulations, which differ from those applied to other entities reported under the Other segment.

Furthermore, operations of Turkcell Satış ve Dijital İş Servisleri Hizmetleri A.Ş. (“Turkcell Satış”), which are reported under Turkcell Turkey are separated as “Digital Business Services” and other Turkcell Satış operations: Integrated corporate business solutions, city hospitals, equipment and corporate terminal activities will continue to be reported under Turkcell Turkey as “Digital Business Services”, while other Turkcell Satış operations, which include retail channel operations, smart devices management and consumer electronics sales through digital channels, will be reported in the Other segment. We have made this change since other Turkcell Satış operations, which are reported under the Other segment, are now less connected with the integrated business model of Turkcell Turkey. Accordingly, these operations mainly comprise the procurement and sale of consumer electronics not limited to integrated telco products. They target non-Turkcell customers as well. Moreover, these operations also have different level of operating profitability compared to businesses reported under Turkcell Turkey.

There have been no changes to Turkcell International segment.

Starting from Q121, our reporting segments will be as follows:

“Turkcell Turkey” comprises “Turkcell İletişim Hizmetleri A.Ş.”, “Superonline İletişim Hizmetleri A.Ş.”, the group call center operations of “Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş.”, the abovementioned digital business services operations of “Turkcell Satış”, “Turktell Bilişim Servisleri A.Ş.”, “Turkcell Teknoloji Araştırma ve Geliştirme A.Ş.”, “Kule Hizmet ve İşletmecilik A.Ş.”, “Rehberlik Hizmetleri A.Ş.”, “Turkcell Gayrimenkul Hizmetleri A.Ş.”, “Lifecell Dijital Servisler ve Çözümler A.Ş.”, “Lifecell Bulut Çözümleri A.Ş.”, “Lifecell TV Yayın ve İçerik Hizmetleri A.Ş.”, “Lifecell Müzik Yayın ve İletim A.Ş.”, “BiP İletişim Teknolojileri ve Dijital Servisler A.Ş.” and “Turkcell Dijital İş Servisleri A.Ş.”. Hence, Turkcell Turkey comprises our telecom, digital services and digital business services related businesses in Turkey.

“Turkcell International” comprises “Kıbrıs Mobile Telekomünikasyon Limited Şirketi”, “East Asian Consortium B.V.”, “Lifecell LLC”, “Lifecell Ventures Coöperatief U.A.”, “Beltel Telekomünikasyon Hizmetleri A.Ş.”, “CJSC Belarusian Telecommunications Network”, “LLC UkrTower”, “LLC Global Bilgi”, “Turkcell Europe GmbH”, “Lifetech LLC”, “Beltower LLC”, “Lifecell Digital Limited”, “Yaani Digital BV” and “BiP Digital Communication Technologies B.V.”. Turkcell International comprises our telecom and digital services related businesses outside of Turkey.

“Techfin” comprises “Turkcell Finansman A.Ş.”, “Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş.”, “Turkcell Sigorta Aracılık Hizmetleri A.Ş.”, and “Paycell LLC”. Techfin comprises all our financial services businesses.

“Other” comprises the non-group call center operations of “Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş.”, “Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş.” and the abovementioned other operations of “Turkcell Satış”. The Other segment mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management and consumer electronics sales through digital channels and intersegment eliminations.

3

First Quarter 2021 Results

FINANCIAL HIGHLIGHTS

TRY million	Q120	Q420	Q121	y/y%	q/q%
Revenue	6,658	7,872	7,827	17.5%	(0.6%)
EBITDA[1]	2,809	3,243	3,306	17.7%	2.0%
EBITDA Margin (%)	42.2%	41.2%	42.2%	-	1.0pp
EBIT[2]	1,437	1,608	1,651	14.9%	2.6%
EBIT Margin (%)	21.6%	20.4%	21.1%	(0.5pp)	0.7pp
Net Income	873	1,302	1,105	26.6%	(15.1%)

FIRST QUARTER HIGHLIGHTS

•	Strong set of financials:

o	Group revenues up 17.5% year-on-year mainly on Turkcell Turkey’s data and digital services revenue growth, larger subscriber base, as well as the increase in equipment revenues backed by digital channels

o	Robust performance in strategic focus areas; standalone digital services revenues up 27.5%; digital business services revenues up 27.3%; Paycell revenues up 52.6%

o	Group EBITDA up 17.7% year-on-year leading to an EBITDA margin of 42.2%; EBIT up 14.9% year-on-year resulting in an EBIT margin of 21.1%

o	Net income up 26.6% year-on-year mainly on solid operational performance and disciplined financial risk management

o	Leverage at 0.9x, despite FX fluctuations; long FX position at US$183 million

•	Robust operational performance:

o	Turkcell Turkey subscriber base up by 705 thousand quarterly net additions, highest of the past three years; solid performance towards the target of 1 million net subscriber additions for the full year

o	410 thousand quarterly mobile postpaid net additions; postpaid subscriber share at 66%

o	Quarterly mobile prepaid customer net additions of 190 thousand

o	50 thousand net quarterly fiber additions; 49 thousand quarterly IPTV net additions

o	Mobile ARPU[3] growth of 8.7% year-on-year; fixed residential ARPU growth of 11.0% year-on-year

o	Average monthly data consumption of 4.5G users at 14.4 GB in Q121

o	Digital channels’ share in Turkcell Turkey consumer sales (excluding fixed business) at 15.7%; up 8.5pp year-on-year

•	General Assembly meeting held on April 15th:

o	TRY2.6 billion dividend distribution in three equal installments was approved; payment of first installment was performed on April 30th

o	All board members, including independent ones, were appointed

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Excluding M2M

For further details, please refer to our consolidated financial statements and notes as at March 31, 2021 via our website in the investor relations section (www.turkcell.com.tr).

4

First Quarter 2021 Results

COMMENTS BY CEO, MURAT ERKAN

We began the year strongly with our customer-driven approach

Having made a strong start, we have concluded this quarter with strong operational and financial results matching up with our targets. In this period in which we managed our business successfully, in spite of the challenging conditions of the COVID-19 pandemic, we continued our strong growth and achieved successful results. This was made possible by offering enriched value offers to our customers with our “Customer First” focus, and reflective of our diversified business model with strategic focus areas.

Our consolidated revenues rose 17.5% year-on-year, reaching TRY7.8 billion. Consolidated EBITDA1 grew by 17.7% to TRY3.3 billion, resulting in an EBITDA margin of 42.2%. 26.6% growth in Turkcell International business contributed to the topline growth. Net income increased by 26.6% to TRY1.1 billion. These results, in line with our targets, have reinforced our confidence in reaching our guidance for the year 2021, despite the challenging environment due to the pandemic.

The highest subscriber additions of the past 3 years

Thanks to our value offers meeting changing customer needs and our innovative campaigns facilitating the lives of our customers, we recorded 410 thousand postpaid subscriber and 190 thousand prepaid subscriber net additions in this quarter. Including the fixed broadband and IPTV services, the total 705 thousand net subscriber addition marks our highest level of the past 3 years. Our strong and fast network, convenient digital sales channels and brand loyalty have been instrumental in customers opting for Turkcell. Our postpaid customer base reached 22.4 million, reflecting 66% of the total mobile base on a 3 point rise year-over-year. Mobile blended ARPU (except for M2M) has reached TRY49.9 on an annual 8.7% rise on the back of a larger postpaid subscription base, rising data and digital service use and upsell efforts, despite the negative effect of the pandemic. We enhanced our customer loyalty by combining our customer-driven approach and analytical competences; accordingly, the average monthly churn rate of 1.8% was the lowest level of the past 3 years.

The strong demand for fixed broadband has continued in this quarter, too, under the prevailing mobility restrictions within the scope of measures against the pandemic, and more widespread remote working. We gained a net 50 thousand fiber subscribers with our high-speed and unlimited fiber internet offers designed to meet the need for speed in homes where a large number of devices are connected at the same time. Accordingly, our fixed broadband customer base reached 2.5 million.

Interest in our digital services is rising daily

We continue pioneering the digital transformation of Turkey with the instant messaging, TV and music platforms, personal cloud services, search engine and e-mail services developed by Turkcell engineers. Enjoying increasing recognition, BiP, our instant messaging application, saw 32 million new downloads in this quarter. With its total downloads reaching 77 million, BiP has been the most downloaded local application in Turkey. With no imposition or discriminating among its users in terms of data privacy, BiP has reached 40 million three-month active users, approximately one third of which are outside of Turkey. TV+, our web-based digital TV platform, has been another outstanding service this quarter. Both IPTV and the OTT TV+ service users have accelerated in this quarter thanks to enriched content, as well as its accessibility through smart televisions. With the addition of net 49 thousand IPTV customers, we now offer IPTV services to 61 out of every 100 households among our residential fiber customers.

We launched GAMEPLUS, our new gaming platform on which we have been focusing recently, in March in collaboration with NVIDIA GeForce NOW, a cloud-based gaming service. Thanks to the cloud-based gaming technology eliminating the need for particular hardware to play games, users can access over 950 games. We believe that the strong interest in this platform, which has reached 10.4 thousand premium users within just 15 days will continue in the coming periods.

Overall, the stand-alone revenue of our digital services business reached TRY367 million with an increase of 28% year-over-year in this quarter, mainly on the back of these developments. We aim at more diversified monetization with the launch of the B2B models of fizy business, lifebox business and BiP Meet services over the coming months.

5

Turkcell Digital Business Services continues pioneering the digital transformation of companies

The total revenues of Digital Business Services through which we offer a wide range of new generation technologies to our corporate customers, from access to cyber security, from cloud technologies to data centers, and from managed services to the internet of things, reached TRY452 million on an annual increase of 27% in this quarter. We have supported corporates on their digitalization journey by signing over 700 new contracts. As of the end of the first quarter, we have put into practice 1,589 system integration and managed services projects to date; from these projects we have a contract value (backlog) of TRY1.1 billion to be realized after the first quarter of 2021. We have continued to strengthen our ecosystem by increasing the number of our global partnerships. In the first quarter we launched the SOAR (Security Orchestration Automation and Response) Service allowing for instantaneous actions to be taken over security components against incidents of cyber-attack, a Forensics service enabling corporations to learn about the trajectory of events taking place, including the weaknesses being exploited and likely remedial methods to be employed following probable cyber-attacks, as well as the Turkcell Digital Facility, our first IoT Platform service. Along with these, we continued enriching our portfolio by relaunching Kopilot Filom and a brand-new user experience on turkcellbulut.com.tr.

Growth of the Techfin sector’s rising star, Paycell, gains speed

Paycell, our innovative payment services platform in the field of techfin, marked a successful quarter with its rising users and growing mobile payment volume. As the number of three-month active Paycell users reached 5.3 million, mobile payment volume reached TRY351 million, doubling on an annual basis. During the same period, the Paycell Card transaction volume quadrupled. Overall, Paycell revenues grew by 53% on an annual basis in this quarter; non-group revenue increased 81%. In the forthcoming period, we aim at the widespread use of our Android POS service, an increased number of member merchants, and reaching more customers with our new services.

We have set our sustainability targets

We, as Turkcell Group, have prioritized the use of renewable sources towards our goal of maximizing the efficient use of natural resources, reflective of our business model which is sensitive to the environment and based on shaping technology according to the needs of society. As we have also shared at the ‘GSMA Mobile Net Zero’ event on April 20, we aim to meet 100% of our electricity consumption through renewable resources by 2030.

Also this quarter, as a pioneer in mobile working in Turkey, we have put into practice our “Flexible Working Model” designed together with our employees. Accordingly, our employees, reflecting their preferences and planning, can work remotely or at our offices if need be, for an indefinite period without any limitation on location. With this model, we aim at enhancing the comfort and productivity of our employees, while at the same time offering the best working experience.

Dividend of TRY 2.6 billion approved at the Ordinary General Assembly

As part of our disclosure about the change in our shareholding structure, we had stated that the number of seats on the Board of Directors was increased to nine. At the Turkcell Ordinary General Assembly meeting held on April 15, these appointments were realized and the number of members set forth in our articles of association has been completed. At the same meeting, the distribution of the dividend of TRY2.6 billion, corresponding to 61% of the net distributable period profit, in three equal installments was approved. We are pleased to have distributed the first installment on the same day as this earnings disclosure.

We will continue to serve our country and people with sustained investments in the upcoming period

In firm hopes that the COVID-19 pandemic may finally be behind us in the near future, I believe wholeheartedly that we will achieve new successes, while serving our country and people in the quarters ahead.

I extend my thanks to all our colleagues for their contribution that has enabled our strong start to the year, and to our Board of Directors for their confidence in us and their invaluable support. I also express our gratitude to our customers and business partners, ever with us on our journey to success.

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

6

First Quarter 2021 Results

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Q120	Q420	Q121	y/y%	q/q%
Revenue	6,658.2	7,872.2	7,826.5	17.5%	(0.6%)
Cost of revenue[1]	(3,197.4)	(3,938.1)	(3,913.0)	22.4%	(0.6%)
Cost of revenue1/Revenue	(48.0%)	(50.0%)	(50.0%)	(2.0pp)	-
Gross Margin[1]	52.0%	50.0%	50.0%	(2.0pp)	-
Administrative expenses	(188.3)	(210.7)	(199.4)	5.9%	(5.4%)
Administrative expenses/Revenue	(2.8%)	(2.7%)	(2.5%)	0.3pp	0.2pp
Selling and marketing expenses	(348.7)	(400.8)	(358.2)	2.7%	(10.6%)
Selling and marketing expenses/Revenue	(5.2%)	(5.1%)	(4.6%)	0.6pp	0.5pp
Net impairment losses on financial and contract assets	(114.8)	(79.5)	(49.5)	(56.9%)	(37.7%)
EBITDA[2]	2,809.0	3,243.0	3,306.5	17.7%	2.0%
EBITDA Margin	42.2%	41.2%	42.2%	-	1.0pp
Depreciation and amortization	(1,372.1)	(1,634.6)	(1,656.0)	20.7%	1.3%
EBIT[3]	1,437.0	1,608.4	1,650.5	14.9%	2.6%
EBIT Margin	21.6%	20.4%	21.1%	(0.5pp)	0.7pp
Net finance income / (costs)	(221.4)	(381.8)	(207.1)	(6.5%)	(45.8%)
Finance income[4]	621.5	(316.0)	1,601.9	157.7%	n.m
Finance costs[4]	(842.9)	(65.8)	(1,809.0)	114.6%	n.m
Other income / (expense)	(94.0)	(366.9)	(12.1)	(87.1%)	(96.7%)
Non-controlling interests	(1.2)	-	(0.0)	(100.0%)	-
Share of profit of equity accounted investees	(3.2)	(5.2)	17.7	n.m	n.m
Income tax expense	(244.4)	447.6	(344.1)	40.8%	(176.9%)
Net Income	872.7	1,302.0	1,104.9	26.6%	(15.1%)

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(4) Fair value loss and interest expense regarding derivative instruments and the respective fair value gain and interest income regarding derivative instruments are represented on a net basis. Starting from Q219, interest income on financial assets and interest expenses for financial liabilities, both measured at amortized cost, are represented on a net basis. Historical periods were restated to reflect this change.

Revenue of the Group grew by 17.5% year-on-year in Q121. This resulted mainly from Turkcell Turkey’s revenue growth supported by a larger subscriber base, price adjustments, higher data consumption and digital services usage. Turkcell International’s strong revenue growth and equipment sales backed by digital channels also assisted the Group revenue rise.

Turkcell Turkey revenues, comprising 76% of Group revenues, rose 13.3% year-on-year to TRY5,979 million (TRY5,276 million).

-	Consumer segment revenues grew 11.3% driven mainly by a larger subscriber base, increased data consumption and digital services usage.

-	Corporate segment revenues rose 19.6% backed by robust performance on digital business services, which grew 27.3%.

-	Standalone digital services revenues registered as part of consumer and corporate segments grew 27.5% year-on-year in Q121 supported by the increase in the number of paid users.

-	Wholesale revenues grew 22.0% to TRY340 million (TRY279 million), mainly with data capacity upgrades of customers and the positive impact of currency movements, despite lower roaming revenues impacted by limited mobility.

Turkcell International revenues, comprising 9% of Group revenues, increased 26.6% to TRY708 million (TRY560) million. This was mainly driven by strong revenue growth in Ukrainian operations and the positive impact of currency movements.

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First Quarter 2021 Results

Total techfin segment revenues, comprising 3% of Group revenues, were at TRY223 million (TRY220 million). The decline in the finance company’s revenues, which was due mainly to loan portfolio contraction, was more than offset by the increase in Paycell revenues. Please refer to the Techfin section for details.

Other subsidiaries’ revenues, at 12% of Group revenues, which mainly includes non-group call center and energy business revenues, and consumer electronics sales revenues rose 52.2% to TRY917 million (TRY603 million). This was driven mainly by the increase in equipment revenues supported by digital channels.

Cost of revenue (excluding depreciation and amortization) rose to 50.0% (48.0%) as a percentage of revenues in Q121. This was due mainly to the increase in cost of goods sold (2.9pp), despite the decline in treasury share expense (0.6pp) and other cost items (0.3pp) as a percentage of revenues.

Administrative Expenses declined to 2.5% (2.8%) as a percentage of revenues in Q121, driven mainly by lower office overhead costs and travel expenses.

Selling and Marketing Expenses declined to 4.6% (5.2%) as a percentage of revenues in Q121. This was driven mainly by the decline in selling expenses (0.6pp) as a percentage of revenues.

Net impairment losses on financial and contract assets declined to 0.6% (1.7%) as a percentage of revenues in Q121 mainly with the better collection performance.

EBITDA1 rose by 17.7% year-on-year in Q121 leading to an EBITDA margin of 42.2% (42.2%), driven mainly by strong revenue growth.

-	Turkcell Turkey’s EBITDA rose 14.4% year-on-year to TRY2,731 million (TRY2,388 million) leading to an EBITDA margin of 45.7% (45.3%).

-	Turkcell International EBITDA grew 37.9% year-on-year to TRY345 million (TRY250 million) with an EBITDA margin of 48.6% (44.6%). This performance was led by strong revenue growth and disciplined cost controls.

-	Techfin segment EBITDA was at TRY138 million (TRY137 million) with an EBITDA margin of 62.0% (62.1%).

-	The EBITDA of other subsidiaries stood at TRY93 million (TRY35 million).

Depreciation and amortization expenses increased 20.7% year-on-year in Q121.

Net finance expense declined to TRY207 million (TRY221 million) in Q121. This was driven mainly by higher interest income, despite a higher net FX loss after hedging, and a larger interest expense on financial assets and liabilities.

See Appendix A for the details of net foreign exchange gain and loss.

Income tax expense increased to TRY344 million (TRY244 million) due mainly to a higher deferred tax expense incurred in Q121.

Please see Appendix A for details.

Net income of the Group rose 26.6% to TRY1,105 million (TRY873 million) in Q121, mainly due to robust operational profitability and higher interest income on time deposits, despite a higher net FX loss after hedging.

Total cash & debt: Consolidated cash as of March 31, 2021 increased to TRY13,467 million from TRY11,861 million as of December 31, 2020, driven by cash flow generation and the positive impact of currency movements. Excluding FX swap transactions, 78% of our cash is in US$, 8% in EUR, 13% in TRY and the remaining in other currencies.

Consolidated debt as of March 31, 2021 increased to TRY24,896 million from TRY21,586 million as of December 31, 2020 mainly due to the impact of currency movements and new borrowings. Please note that TRY2,248 million of our consolidated debt is comprised of lease obligations.

Consolidated debt breakdown excluding lease obligations:

-	Turkcell Turkey’s debt was at TRY20,467 million, of which TRY11,816 million (US$1,419 million) was denominated in US$, TRY6,693 million (EUR685 million) in EUR, TRY572 million (CNY454 million) in CNY, and the remaining TRY1,387 million in TRY.

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income

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First Quarter 2021 Results

-	The finance company had a debt balance of TRY1,089 million, of which TRY234 million (US$28 million) was denominated in US$, and TRY467 million (EUR48 million) in EUR with the remaining TRY388 million in TRY.

-	The debt balance of lifecell was TRY1,092 million, fully denominated in UAH.

TRY1,203 million of lease obligations is denominated in TRY, TRY69 million (US$8 million) in US$, TRY211 million (EUR22 million) in EUR, and the remaining balance in other local currencies (Please note that the figures in parentheses refer to US$ or EUR equivalents).

Net debt as of March 31, 2021 was at TRY11,429 million with a net debt to EBITDA ratio of 0.9 times. Excluding finance company consumer loans, our telco only net debt was at TRY9,534 million with a leverage of 0.8 times.

Turkcell Group had a long FX position of US$183 million as at the end of first quarter. (Please note that this figure takes advance payments into account).

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY2,257 million in Q121. In the same period operational capital expenditures (excluding license fees) at the Group level were at 18.8% of total revenues.

Capital expenditures (million TRY)	Q120	Q420	Q121
Operational Capex	836.7	1,904.2	1,467.9
License and Related Costs	28.1	9.3	-
Non-operational Capex (Including IFRS15 & IFRS16)	695.2	971.2	789.4
Total Capex	1,560.0	2,884.7	2,257.3

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First Quarter 2021 Results

Summary of Operational Data	Q120	Q420	Q121	y/y%	q/q%
Number of subscribers (million)	36.3	36.7	37.4	3.0%	1.9%
Mobile Postpaid (million)	21.0	22.0	22.4	6.7%	1.8%
Mobile M2M (million)	2.7	2.8	2.9	7.4%	3.6%
Mobile Prepaid (million)	12.2	11.5	11.6	(4.9%)	0.9%
Fiber (thousand)	1,518.4	1,664.3	1,714.3	12.9%	3.0%
ADSL (thousand)	695.6	707.6	716.3	3.0%	1.2%
Superbox (thousand)[1]	399.5	591.2	614.6	53.8%	4.0%
Cable (thousand)	58.7	67.7	64.9	10.6%	(4.1%)
IPTV (thousand)	747.3	871.3	920.7	23.2%	5.7%
Churn (%)[2]
Mobile Churn (%)[3]	2.0%	3.0%	1.8%	(0.2pp)	(1.2pp)
Fixed Churn (%)	2.1%	1.9%	1.6%	(0.5pp)	(0.3pp)
ARPU[4] (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	42.6	46.8	46.0	8.0%	(1.7%)
Mobile ARPU, blended (excluding M2M)	45.9	50.5	49.9	8.7%	(1.2%)
Postpaid	56.1	59.8	57.8	3.0%	(3.3%)
Postpaid (excluding M2M)	63.6	67.8	65.8	3.5%	(2.9%)
Prepaid	19.9	23.4	23.4	17.6%	-
Fixed Residential ARPU, blended	66.6	72.6	73.9	11.0%	1.8%
Residential Fiber ARPU	68.3	73.6	74.3	8.8%	1.0%
Average mobile data usage per user (GB/user)	9.8	13.0	12.6	28.6%	(3.1%)
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	458.2	548.6	532.0	16.1%	(3.0%)

(1) Superbox subscribers are included in mobile subscribers.

(2) Churn figures represent average monthly churn figures for the respective quarters.

(3) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10). Additionally, under our revised policy, prepaid customers who last topped up before March is disconnected at the latest by year-end. As a regulatory requirement, we started to disconnect prepaid lines in accordance with the new ICTA regulation, which requires deactivation of prepaid lines which lack residency documents by the 6th month of subscription starting from 2019. Furthermore, as required by the ICTA, the line of a deceased customer should either be transferred to a successor/another user or terminated. Lines, which are not transferred or terminated, are to be disconnected at the end of seven months.

(4) We historically recorded all TV-related revenue under Turkcell Superonline and presented the related ARPU under fixed residential ARPU. As previously announced, our TV business has become a separate standalone subsidiary. In order to reflect this change in our organization, we decided to shift mobile OTT TV ARPU from fixed residential ARPU into mobile ARPU starting from Q320. We note that mobile TV revenues are generated by mobile subscribers. IPTV revenues will continue to be recorded under Turkcell Superonline and included under residential fixed ARPU. Moreover, starting from Q121, as a consequence of the change in reportable segments, commission revenues resulting from devices and accessories sales have been excluded from mobile ARPU of Turkcell Turkey since these commissions are now reported under the Other segment. In order to maintain comparability, we provide ARPU data for the last three years, revised to reflect this change on our investor relations website in the financial and operational data spreadsheet.

We started the year registering a strong subscriber net addition performance. Accordingly, the Turkcell Turkey subscriber base expanded by 705 thousand quarterly net additions, reaching 37.4 million. This robust performance was driven mainly by our offerings with rich value propositions, customer-oriented campaigns and retention focus. This also confirms our commitment to achieving 1 million subscriber net additions for the full year.

On the mobile front, our subscriber base expanded by 599 thousand quarterly net additions, reaching 34.0 million in total. This was mainly driven by 410 thousand quarterly net additions to the postpaid subscriber base, which reached 65.8% (63.2%) of total mobile subscribers. Meanwhile, we registered 190 thousand quarterly net prepaid subscriber additions.

On the fixed front, our subscriber base continued to grow, reaching 2.5 million subscribers on 56 thousand total quarterly net additions. Fiber subscribers exceeded 1.7 million on 50 thousand quarterly net additions. Superbox, our fixed-wireless access offering alternative to fiber, reached 615 thousand subscribers on 23 thousand quarterly

10

First Quarter 2021 Results

net additions in Q121. Our cable subscribers were at 65 thousand by the end of the quarter. Meanwhile, our IPTV customers rose to 921 thousand on 49 thousand quarterly net additions.

The average monthly mobile churn rate declined to 1.8% in Q121, which was the lowest churn rate since Q118. Our customer experience approach supported by analytical capabilities resulted in a better customer retention performance. The average monthly fixed churn rate declined to 1.6% mainly driven by proactive retention actions.

Our mobile ARPU (excluding M2M) rose 8.7% year-on-year in Q121 on the back of price adjustments and a higher postpaid subscriber share, as well as increased data consumption and digital services usage, despite lower roaming revenues.

Our residential fiber ARPU growth was 8.8% year-on-year in Q121. This was driven mainly by price adjustments, upsell efforts and the acquisition of higher revenue generating subscribers.

Average monthly mobile data usage per user rose 28.6% year-on-year to 12.6 GB with the increasing number and data consumption of 4.5G users. Accordingly, the average mobile data usage of 4.5G users reached 14.4 GB in Q121 on 24.1% year-on-year rise. The increasing number of Superbox subscribers also had a positive impact on data consumption.

Total smartphone5 penetration on our network reached 84% in Q121 on a 5.9pp year-on-year increase. 91% of those smartphones are 4.5G compatible smartphones. The number of 4.5G subscriptions reached 32.4 million, while only 70% of these subscriptions have 4.5G compatible smartphones.

(5) Smartphone penetration was positively impacted by approximately 700 thousand smartphone net additions in Q121 that resulted from an algorithm improvement to detect devices which were not previously classified as smartphones.

11

First Quarter 2021 Results

TURKCELL INTERNATIONAL

lifecell[1] Financial Data	Q120	Q420	Q121	y/y%	q/q%
Revenue (million UAH)	1,580.1	1,913.8	1,899.2	20.2%	(0.8%)
EBITDA (million UAH)	798.2	1,042.9	1,076.8	34.9%	3.3%
EBITDA margin (%)	50.5%	54.5%	56.7%	6.2pp	2.2pp
Net income / (loss) (million UAH)	(150.9)	2,736.7	83.2	n.m	(97.0%)
Capex (million UAH)	635.3	1,545.7	572.4	(9.9%)	(63.0%)
Revenue (million TRY)	386.4	531.4	508.8	31.7%	(4.3%)
EBITDA (million TRY)	195.2	289.6	288.6	47.8%	(0.3%)
EBITDA margin (%)	50.5%	54.5%	56.7%	6.2pp	2.2pp
Net income / (loss) (million TRY)	(37.0)	731.9	22.4	n.m	(96.9%)

(1) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) had another quarter with strong revenue growth performance. Accordingly, revenues rose 20.2% year-on-year in local currency terms, driven mainly by subscriber base growth, price adjustments and higher mobile data revenues. This was despite lower roaming revenues in Q121 due to the pandemic, which have yet to be restored. lifecell also registered robust EBITDA growth of 34.9%, which resulted in a 6.2pp EBITDA margin improvement to 56.7%. This was mainly the result of strong revenue growth, lower operational expenditures as a percentage of revenues led by savings in the pandemic environment and disciplined cost controls. The decline in MTR rates also supported lifecell’s solid EBITDA performance. Moreover, lifecell continued to report positive net income in Q121 on the back of strong operational performance.

lifecell revenues in TRY terms rose 31.7% year-on-year in Q121, which reflected the solid operational performance and positive impact of currency movements. lifecell’s EBITDA in TRY terms grew by 47.8% leading to an EBITDA margin of 56.7%.

lifecell Operational Data	Q120	Q420	Q121	y/y%	q/q%
Number of subscribers (million)[2]	8.9	9.3	9.2	3.4%	(1.1%)
Active (3 months)[3]	7.5	8.1	8.0	6.7%	(1.2%)
MOU (minutes) (12 months)	162.8	185.5	177.2	8.8%	(4.5%)
ARPU (Average Monthly Revenue per User), blended (UAH)	59.2	69.6	68.1	15.0%	(2.2%)
Active (3 months) (UAH)	69.5	79.9	78.7	13.2%	(1.5%)

(2) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.

(3) Active subscribers are those who in the past three months made a revenue generating activity.

lifecell’s three-month active subscriber base grew by 6.7% year-on-year to 8.0 million. This was driven mainly by lifecell’s regional offers, tariffs with rich content and customer retention focus. lifecell’s 3-month active ARPU rose 13.2% year-on-year to UAH78.7, driven mainly by price adjustments and increased data consumption.

lifecell continued to increase the penetration of its 4.5G users within its customer base in Q121. Accordingly, the 3-month active 4.5G subscribers grew 40% year-on-year reaching 66% of total data users as at the end of Q121. The increase in 4.5G users continued to support data consumption. Average data consumption per user rose 31% year-on-year in Q121 on the back of 4.5G users, the data usage of which rose 22% year-on-year to 13GB per month. Meanwhile, lifecell continued its leadership of the Ukrainian market in smartphone penetration, which had reached 82% as of the end of Q121.

lifecell continued its focus on increasing the penetration of its digital services within its customer base in Q121.

12

First Quarter 2021 Results

BeST[1]	Q120	Q420	Q121	y/y%	q/q%
Number of subscribers (million)	1.5	1.4	1.4	(6.7%)	-
Active (3 months)	1.0	1.1	1.1	10.0%	-
Revenue (million BYN)	32.5	37.8	38.0	16.9%	0.5%
EBITDA (million BYN)	8.4	10.3	9.2	9.5%	(10.7%)
EBITDA margin (%)	26.0%	27.4%	24.2%	(1.8pp)	(3.2pp)
Net loss (million BYN)	(8.1)	(7.1)	(8.1)	-	14.1%
Capex (million BYN)	11.1	11.0	18.0	62.2%	63.6%
Revenue (million TRY)	89.1	114.1	109.4	22.8%	(4.1%)
EBITDA (million TRY)	23.1	31.1	26.5	14.7%	(14.8%)
EBITDA margin (%)	26.0%	27.3%	24.2%	(1.8pp)	(3.1pp)
Net loss (million TRY)	(22.2)	(21.7)	(23.3)	5.0%	7.4%

(1) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues grew by 16.9% year-on-year in local currency terms. This was driven mainly by growth in voice, data, messaging and handset sales revenues, despite lower roaming revenues due to the pandemic. BeST’s EBITDA grew 9.5% year-on-year resulting in an EBITDA margin of 24.2%. BeST’s revenues in TRY terms grew by 22.8% in Q121 year-on-year, while its EBITDA margin was at 24.2%.

BeST continued to expand its 4G coverage in Belarus in Q121. Accordingly, it leads the market in terms of 4G geographical coverage. Furthermore, BeST started to provide LTE800 service over beCloud’s network in 2 regions, which enabled higher coverage and positively impacted customer satisfaction. All these efforts supported the increase of 4G services penetration as reflected by the number of 4G users, which reached 65% of its 3-month active subscriber base. This led to higher average monthly data consumption of subscribers, which reached 12.7 GB on 35% year-on-year growth.

BeST continued its efforts to promote its digital services in Q121, as digital services usage leads to higher loyalty and increased ARPU generation. Accordingly, 33% of 3-month active subscribers use at least one digital service. Moreover, subscriber acquisitions through digital subscription, which was introduced in Q320, reached 10% of total subscriptions.

Kuzey Kıbrıs Turkcell[2] (million TRY)	Q120	Q420	Q121	y/y%	q/q%
Number of subscribers (million)	0.5	0.5	0.5	-	-
Revenue	54.5	65.6	61.9	13.6%	(5.6%)
EBITDA	20.3	21.8	24.5	20.7%	12.4%
EBITDA margin (%)	37.3%	33.2%	39.6%	2.3pp	6.4pp
Net income	6.9	9.3	9.9	43.5%	6.5%
Capex	16.3	23.0	15.7	(3.7%)	(31.7%)

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999

Kuzey Kıbrıs Turkcell revenues grew 13.6% year-on-year in Q121, driven by higher data and handset sales revenues. The EBITDA of Kuzey Kıbrıs Turkcell rose 20.7% year-on-year leading to an EBITDA margin of 39.6%. This was driven by the revenue growth as well as savings achieved in the pandemic environment.

13

First Quarter 2021 Results

TECHFIN

Paycell Financial Data (million TRY)	Q120	Q420	Q121	y/y%	q/q%
Revenue	64.3	79.8	98.1	52.6%	22.9%
EBITDA	36.4	37.0	53.3	46.4%	44.1%
EBITDA Margin (%)	56.6%	46.4%	54.4%	(2.2pp)	8.0pp
Net Income	28.5	26.1	40.2	41.1%	54.0%

Paycell registered a remarkable performance in Q121 achieving 52.6% year-on year revenue growth. This performance was positively impacted by the increasing demand for e-commerce transactions through cashless payment methods. Paycell was able monetize this demand with its mobile payment solutions; particularly direct carrier billing and e-money. Paycell’s EBITDA rose 46.4% year-on-year leading to an EBITDA margin of 54.4%. With a focus on expanding its business, Paycell concentrated its efforts on growing non-group driven revenues. Accordingly, non-group revenues rose 81.4% year-on-year this quarter. The strong operational performance resulted in a robust net income rise of 41.1% to TRY40.2 million.

On the operational front, Paycell’s 3-month active users numbered 5.3 million. The increase in active users was driven mainly by increased digital content consumption, an expanding merchant channel and functionality of the Paycell application. Paycell serves 13 thousand contracted merchants as at the end of the quarter. The total transaction volume of TRY2.4 billion for the quarter was a result of the increase in active users and their increased consumption. The DCB transactions volume (non-group) rose 106% year-on-year, while Paycell card transaction volume was up by 291%. Meanwhile, Paycell also continues its efforts to increase the penetration of its android POS, which will facilitate expanding the merchant channel, as well as support payment facilitator revenues.

Financell Financial Data (million TRY)	Q120	Q420	Q121	y/y%	q/q%
Revenue	162.6	144.7	130.0	(20.0%)	(10.2%)
EBITDA	99.4	96.0	85.3	(14.2%)	(11.1%)
EBITDA Margin (%)	61.1%	66.3%	65.6%	4.5pp	(0.7pp)
Net Income	62.8	61.3	95.0	51.3%	55.0%

Financell revenues continued to contract in Q121 due mainly to the lower loan portfolio compared to the same period of the previous year and lower average interest rate on loan portfolio. Meanwhile, the decline in Financell’s EBITDA was slower compared to revenues which resulted in 4.5pp rise in EBITDA margin. This was driven mainly by the customer portfolio improvement with better credit scoring, successful collection performance and sale of doubtful receivables that led to a decline in bad debt expenses. Net income increased 51.3% year-on-year to TRY95.0 million, driven mainly by lower FX loss after hedging.

Financell’s loan portfolio declined from TRY2.1 billion as of Q120 to TRY1.9 billion as of Q121. This was due mainly to the installment limitation on consumer loans for telecom devices. Moreover, sales volume was affected by the negative impacts of COVID-19 measures. Compared to the previous quarter, Financell had a more stable loan portfolio. In the meantime, Financell’s cost of risk declined to 1.0% from 2.3% in Q420, due mainly to a successful collection performance, customer portfolio improvement, as well as the sale of doubtful receivables. Please also note that 81% of the loans granted by Financell over the last year is covered by an insurance product.

14

First Quarter 2021 Results

Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 48.6 million as of March 31, 2021. This figure is calculated by taking the number of subscribers of Turkcell Turkey, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q120	Q420	Q121	y/y%	q/q%
Mobile Postpaid (million)	21.0	22.0	22.4	6.7%	1.8%
Mobile Prepaid (million)	12.2	11.5	11.6	(4.9%)	0.9%
Fiber (thousand)	1,518.4	1,664.3	1,714.3	12.9%	3.0%
ADSL (thousand)	695.6	707.6	716.3	3.0%	1.2%
Superbox (thousand)[1]	399.5	591.2	614.6	53.8%	4.0%
Cable (thousand)	58.7	67.7	64.9	10.6%	(4.1%)
IPTV (thousand)	747.3	871.3	920.7	23.2%	5.7%
Turkcell Turkey subscribers (million)[2]	36.3	36.7	37.4	3.0%	1.9%
lifecell (Ukraine)	8.9	9.3	9.2	3.4%	(1.1%)
BeST (Belarus)	1.5	1.4	1.4	(6.7%)	-
Kuzey Kıbrıs Turkcell	0.5	0.5	0.5	-	-
lifecell Europe[3]	0.2	-	-	n.a	n.a
Turkcell Group Subscribers (million)	47.3	47.9	48.6	2.7%	1.5%

(1) Superbox subscribers are included in mobile subscribers.

(2) Subscribers to more than one service are counted separately for each service.

(3) The marketing partnership between Turkcell Europe and Telekom Deutschland Multibrand GmbH, the subsidiary of Deutsche Telekom, has ended on April 30, 2020 pursuant to the respective agreement. Turkcell Europe was rebranded as lifecell Europe on January 15, 2018.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Q120	Q420	Q121	y/y%	q/q%
GDP Growth (Turkey)	4.5%	5.9%	n.a	n.a	n.a
Consumer Price Index (Turkey) (yoy)	11.9%	14.6%	16.2%	4.3pp	1.6pp
US$ / TRY rate
Closing Rate	6.5160	7.3405	8.3260	27.8%	13.4%
Average Rate	6.1419	7.8933	7.5086	22.3%	(4.9%)
EUR / TRY rate
Closing Rate	7.2150	9.0079	9.7741	35.5%	8.5%
Average Rate	6.7901	9.3551	9.0683	33.6%	(3.1%)
US$ / UAH rate
Closing Rate	28.06	28.27	27.89	(0.6%)	(1.3%)
Average Rate	25.12	28.40	28.07	11.7%	(1.2%)
US$ / BYN rate
Closing Rate	2.6023	2.5789	2.6242	0.8%	1.8%
Average Rate	2.2433	2.6088	2.6112	16.4%	0.1%

15

First Quarter 2021 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Q120	Q420	Q121	y/y%	q/q%
Adjusted EBITDA	2,809.0	3,243.0	3,306.5	17.7%	2.0%
Depreciation and amortization	(1,372.1)	(1,634.6)	(1,656.0)	20.7%	1.3%
EBIT	1,437.0	1,608.4	1,650.5	14.9%	2.6%
Finance income	621.5	(316.0)	1,601.9	157.7%	n.m
Finance costs	(842.9)	(65.8)	(1,809.0)	114.6%	n.m
Other income / (expense)	(94.0)	(366.9)	(12.1)	(87.1%)	(96.7%)
Share of profit of equity accounted investees	(3.2)	(5.2)	17.7	n.m	n.m
Consolidated profit before income tax & minority interest	1,118.3	854.5	1,449.1	29.6%	69.6%
Income tax expense	(244.4)	447.6	(344.1)	40.8%	(176.9%)
Consolidated profit before minority interest	873.9	1,302.0	1,104.9	26.4%	(15.1%)

16

First Quarter 2021 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2021. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2020 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 4 countries – Turkey, Ukraine, Belarus, Northern Cyprus. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY7.8 billion revenue in Q121 with total assets of TRY56.0 billion as of March 31, 2021. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

17

First Quarter 2021 Results

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY	Q120	Q420	Q121	y/y%	q/q%
Net FX loss before hedging	(688.3)	254.7	(1,618.1)	135.1%	(735.3%)
Swap interest income/(expense)[1]	(121.9)	(97.8)	(114.5)	(6.1%)	17.1%
Fair value gain on derivative financial instruments[1]	709.1	(400.3)	1,456.1	105.3%	n.m
Net FX gain / (loss) after hedging	(101.1)	(243.4)	(276.5)	173.5%	13.6%

(1) Swap interest income / (expense) which was included in fair value gain on derivative financial instruments line in previous quarters has been presented separately.

Table: Income tax expense details

Million TRY	Q120	Q420	Q121	y/y%	q/q%
Current tax expense	(161.5)	(136.2)	(163.2)	1.1%	19.8%
Deferred tax income / (expense)	(82.8)	583.7	(181.0)	118.6%	(131.0%)
Income Tax expense	(244.4)	447.6	(344.1)	40.8%	(176.9%)

18

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 March 2021	31 December 2020
Assets
Property, plant and equipment	9	14,495,362	13,902,730
Right-of-use assets	11	2,484,994	2,380,174
Intangible assets	10	12,780,562	12,367,784
Investment properties		13,447	13,675
Trade receivables		241,044	222,451
Receivables from financial services		93,904	75,717
Contract assets		119,566	128,114
Deferred tax assets		910,744	836,608
Investments in equity accounted investees		225,291	103,926
Other non-current assets		790,791	883,842
Total non-current assets		32,155,705	30,915,021

Inventories		380,414	203,715
Trade receivables		3,875,847	3,465,797
Due from related parties		22,881	16,476
Receivables from financial services		1,826,507	1,886,381
Contract assets		1,015,319	972,052
Derivative financial instruments	15	1,912,017	917,437
Financial asset at amortized cost		165,864	172,363
Financial asset at fair value through other comprehensive income	13	270,463	529,610
Cash and cash equivalents	12	13,466,964	11,860,555
Other current assets		895,247	558,986
Total current assets		23,831,523	20,583,372

Total assets		55,987,228	51,498,393

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares		(147,914)	(147,914)
Additional paid-in capital		35,026	35,026
Reserves		2,155,705	2,400,000
Remeasurements of employee termination benefit		(94,684)	(94,684)
Retained earnings		17,585,666	16,392,070
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		21,734,068	20,784,767

Non-controlling interests		195	171

Total equity		21,734,263	20,784,938

The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.

1

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 March 2021	31 December 2020
Liabilities
Borrowings	14	19,074,457	16,353,685
Employee benefit obligations		405,073	381,923
Provisions		452,381	411,931
Deferred tax liabilities		1,478,178	1,337,831
Contract liabilities		179,299	164,764
Other non-current liabilities		527,183	498,059
Total non-current liabilities		22,116,571	19,148,193

Borrowings	14	5,821,317	5,232,737
Current tax liabilities		159,249	134,175
Trade and other payables		5,148,341	4,976,605
Due to related parties		55,492	40,355
Deferred revenue		134,106	116,921
Provisions		396,285	630,288
Contract liabilities		325,332	315,070
Derivative financial instruments	15	96,272	119,111
Total current liabilities		12,136,394	11,565,262

Total liabilities		34,252,965	30,713,455

Total equity and liabilities		55,987,228	51,498,393

The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.

2

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS

For the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Three months ended 31 March
	Note	2021	2020

Revenue	8	7,613,517	6,438,517
Revenue from financial services	8	212,995	219,680
Total revenue		7,826,512	6,658,197

Cost of revenue		(5,512,477)	(4,534,266)
Cost of revenue from financial services		(56,456)	(35,200)
Total cost of revenue		(5,568,933)	(4,569,466)

Gross profit		2,101,040	1,904,251
Gross profit from financial services		156,539	184,480
Total gross profit		2,257,579	2,088,731

Other income		43,295	32,861
Selling and marketing expenses		(358,178)	(348,697)
Administrative expenses		(199,351)	(188,286)
Net impairment losses on financial and contract assets		(49,531)	(114,767)
Other expenses		(55,435)	(126,883)
Operating profit		1,638,379	1,342,959

Finance income	6	1,601,903	621,509
Finance costs	6	(1,808,961)	(842,913)
Net finance costs		(207,058)	(221,404)

Share of profit of equity accounted investees		17,739	(3,248)
Profit before income tax		1,449,060	1,118,307

Income tax expense	7	(344,147)	(244,393)
Profit from continuing operations		1,104,913	873,914

Profit for the year		1,104,913	873,914

Profit for the year is attributable to:
Owners of the Company		1,104,889	872,722
Non-controlling interests		24	1,192
Total		1,104,913	873,914

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		0.51	0.40
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		0.51	0.40
Basic and diluted earnings per share for profit /(loss) from discontinued operations attributable to owners of the Company (in full TL)		—	—

The above condensed consolidated interim statement of profit or loss should be read in conjunction with the accompanying notes.

3

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

For the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Three months ended 31 March
	2021	2020

Profit for the year	1,104,913	873,914

Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	394,462	(76,878)
Fair value reserve	(2,163)	(6,568)
Cash flow hedges - effective portion of changes in fair value	677,977	420,282
Cash flow hedges - reclassified to profit or loss	(530,822)	(443,546)
Cost of hedging reserve - changes in fair value	(572,777)	(263,277)
Cost of hedging reserve - reclassified to profit or loss	53,038	50,389
Loss on hedges of net investments in foreign operations	(188,165)	(89,318)
Income tax relating to these items	12,862	172,501
-Income tax relating to exchange differences	(99,764)	99,452
-Income tax relating to fair value reserve	476	1,445
-Income tax relating to cash flow hedges	(29,431)	5,118
-Income tax relating to cost of hedging reserve	103,948	46,836
-Income tax relating to hedges of net investments	37,633	19,650
Other comprehensive income/(loss) for the year, net of income tax	(155,588)	(236,415)
Total comprehensive income for the year	949,325	637,499

Total comprehensive income for the year is attributable to:
Owners of the Company	949,301	636,312
Non-controlling interests	24	1,187
Total	949,325	637,499

Total comprehensive income for the year attributable to owners of the Company arises from:
Continuing operations	949,301	636,312
Discontinued operations	—	—
Total	949,301	636,312

The above condensed consolidated interim statement of comprehensive income should be read in conjunction with the accompanying notes.

4

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

For the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal Reserve (*)	Fair value Reserve (*)	Net investment Hedge (*)	Hedging reserve	Cost of hedging reserve	Foreign currency translation reserve (*)	Remeasurements of employee termination benefit	Retained earnings	Total	Non-controlling interests	Total equity

Balance at 1 January 2020	2,200,000	(144,152)	35,026	269	2,773,105	3,472	(43,203)	(155,002)	(212,159)	450,146	(63,539)	13,202,526	18,046,489	36,455	18,082,944
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	872,722	872,722	1,192	873,914
Other comprehensive income, net of income tax	—	—	—	—	—	(5,123)	(69,668)	(18,146)	(166,052)	22,579	—	—	(236,410)	(5)	(236,415)
Total comprehensive income/(loss)	—	—	—	—	—	(5,123)	(69,668)	(18,146)	(166,052)	22,579	—	872,722	636,312	1,187	637,499
Transfer to legal reserves	—	—	—	—	117,418	—	—	—	—	—	—	(117,418)	—	—	—
Acquisition of treasury shares (-)	—	(9,994)	—	—	—	—	—	—	—	—	—	—	(9,994)	—	(9,994)
Dividend paid	—	—	—	—	—	—	—	—	—	—	—	—	—	(32,856)	(32,856)
Balance at 31 March 2020	2,200,000	(154,146)	35,026	269	2,890,523	(1,651)	(112,871)	(173,148)	(378,211)	472,725	(63,539)	13,957,830	18,672,807	4,786	18,677,593

Balance at 1 January 2021	2,200,000	(147,914)	35,026	269	3,009,025	1,985	(339,478)	(151,045)	(607,714)	487,227	(94,684)	16,392,070	20,784,767	171	20,784,938
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,104,889	1,104,889	24	1,104,913
Other comprehensive income, net of income tax	—	—	—	—	—	(1,687)	(150,532)	117,724	(415,791)	294,698	—	—	(155,588)	—	(155,588)
Total comprehensive income/(loss)	—	—	—	—	—	(1,687)	(150,532)	117,724	(415,791)	294,698	—	1,104,889	949,301	24	949,325
Transfer to legal reserves	—	—	—	—	(88,707)	—	—	—	—	—	—	88,707	—	—	—
Acquisition of treasury shares (-)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend paid	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance at 31 March 2021	2,200,000	(147,914)	35,026	269	2,920,318	298	(490,010)	(33,321)	(1,023,505)	781,925	(94,684)	17,585,666	21,734,068	195	21,734,263

(*) Included in Reserves in the condensed consolidated interim statement of financial position.

The above condensed consolidated interim statement of changes in equity should be read in conjunction with the accompanying notes.

5

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

For the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Three months ended 31 March
	Note	2021	2020
Cash flows from operating activities:
Profit before income tax from
Continuing operations		1,104,913	873,914
Discontinued operations		—	—
Profit before income tax including discontinued operations		1,104,913	873,914

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	9	672,725	537,997
Amortization of intangible assets and right of use assets	10,11	983,229	834,053
Net finance expense		60,259	253,669
Fair value adjustments to derivatives	15	(1,456,053)	(709,059)
Income tax expense		344,147	244,393
Gain on sale of property, plant and equipment		(16,272)	(15,738)
Unrealized foreign exchange losses on operating assets		1,853,759	1,255,213
Provisions		215,957	245,324
Share of equity accounted investees		(17,739)	3,248
Non-cash other adjustments		(4,140)	(3,567)
		3,740,785	3,519,447
Change in operating assets/liabilities
Change in trade receivables		(451,204)	(456,910)
Change in due from related parties		(6,405)	2,600
Change in receivables from financial services		41,768	318,910
Change in inventories		(176,699)	(77,439)
Change in other current assets		(304,814)	(183,855)
Change in other non-current assets		(24,186)	(1,192)
Change in due to related parties		15,127	(7,201)
Change in trade and other payables		(35,251)	(105,368)
Change in other non-current liabilities		—	(547)
Change in employee benefit obligations		(8,754)	(6,980)
Change in deferred revenue		13,895	6,291
Change in short term contract asset		(44,750)	28,381
Change in long term contract asset		8,548	671
Change in short term contract liability		10,262	6,095
Change in long term contract liability		14,535	24,783
Changes in other working capital		(396,922)	(315,866)
Cash generated from operations		2,395,935	2,751,820

Interest paid		(88,041)	(149,437)
Income tax paid		(135,592)	(133,627)
Net cash inflow from operating activities		2,172,302	2,468,756
Cash flows from investing activities:
Acquisition of property, plant and equipment	9	(1,025,161)	(473,056)
Acquisition of intangible assets	10	(894,599)	(774,004)
Proceeds from sale of property, plant and equipment		19,412	27,466
Proceeds from advances given for acquisition of property, plant and equipment		117,237	32,118
Contribution of increase of share capital in joint ventures/associates		(103,626)	(38,950)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		267,360	2,111
Cash outflows from sale of shares or borrowing instruments of other enterprises or funds		—	(219,735)
Payments for financial assets at amortized cost		(14,998)	(72,996)
Interest received		299,472	101,545
Net cash outflow from investing activities		(1,334,903)	(1,415,501)

Cash flows from financing activities:
Proceeds from derivative instruments		169,728	546,914
Repayments of derivative instruments		(293,173)	(239,269)
Proceeds from issues of loans and borrowings		2,309,397	11,044,824
Proceeds from issues of bonds		92,157	175,000
Repayment of borrowings		(1,569,607)	(13,287,568)
Repayment of bonds		(50,000)	(180,878)
Dividends paid to non-controlling interest		—	(32,856)
Payments of lease liabilities		(353,210)	(375,050)
Acquisition of treasury shares		—	(9,994)
Other cash outflows from financing activities		(21,912)	—
Net cash inflow/(outflow) from financing activities		283,380	(2,358,877)

Net increase/(decrease) in cash and cash equivalents		1,120,779	(1,305,622)

Cash and cash equivalents at 1 January		11,860,555	10,238,715

Effects of exchange rate changes on cash and cash equivalents		439,405	279,072

Cash and cash equivalents at 31 March	12	13,420,739	9,212,165

The above condensed consolidated interim statement of cash flows should be read in conjunction with the accompanying notes.

6

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

Notes to the condensed consolidated interim financial statements

7

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998, a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The condensed consolidated interim financial statements of the Company as at and for the three months ended 31 March 2021 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These condensed consolidated interim financial statements were approved for issue on 30 April 2021.

The Group’s immediate and ultimate parents are TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and Turkiye Varlik Fonu (“TVF”) as of 31 March 2021, respectively. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

The Company’s board of directors consists of a total of six non-executive members including three independent members as of 31 March 2021.

2.	Basis of preparation

These condensed consolidated interim financial statements for the three months ended 31 March 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual financial statements for the period ended 31 December 2020 and any public announcements made by the Company during the interim reporting period.

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding interim reporting period.

The Group divided its reporting segment into two groups according to its previous assessment. Relevant groups had been established within the framework of an integrated communication and technology service delivery strategy and in a way to ensure economic integrity. Considering current developments, the Management has made an evaluation regarding the updating of the reportable segments according to the strategies of the Company, and has planned to add the Techfin operational group. Turkcell Finansman A.Ş.(“ Turkcell Finansman”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”), Paycell LLC (“Paycell”) and Turkcell Sigorta Aracilik Hizmetleri A.S (“Turkcell Sigorta”) will be included in Techfin segment. The operating results of the mentioned companies were disclosed in the “Other” section within the scope of the previous reporting framework. In addition to the mentioned changes, Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. (“Turkcell Satis”), which are reported under Turkcell Turkey is separated as digital business services and other Turkcell Satis operations: integrated corporate business solutions, city hospitals, equipment and corporate terminal activities will be continued to be reported under Turkcell Turkey as digital business services, while other Turkcell Satis operations which include retail channel operations, smart devices management and consumer electronics sales through digital channels will be reported in the “Other” reportable segment.

The Company has presented financials of 31 March 2020 accordingly. These classifications have no impact on operating profit, profit for the year and cash flow statement.

8

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Significant changes in accounting policies

New standards and interpretations

i)	Standards, amendments and interpretations that are issued but not effective as at 31 March 2021:
-	Amendment to IFRS 16, ‘Leases’ – Covid-19 related rent concessions; as of March 2021, this amendment extended till June 2022 and effective from 1 April 2021.As a result of the coronavirus (COVID-19) pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. On 28 May 2020, the IASB published an amendment to IFRS 16 that provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.
-	Amendments to IAS 1, ‘Presentation of financial statements’ on classification of liabilities; effective from 1 January 2022. These narrow-scope amendments to IAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.
-	Amendments to IFRS 17 and IFRS 4, ‘Insurance contracts’, deferral of IFRS 9; effective from annual periods beginning on or after 1 January 2021. These amendments change the fixed date of the temporary exemption in IFRS 4 from applying IFRS 9, Financial Instrument until 1 January 2023.

The Company does not expect material impact of new standards and interpretations on Company’s accounting policies.

9

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment Information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkey, Turkcell International and Techfin. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Muzik Yayin ve Iletim A.S. (“Lifecell Muzik”), BiP Iletisim Teknolojileri ve Dijital Servisler Anonim Sirketi (“BiP A.S.”), Turkcell Satis’s digital business services (Note 2) and Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”).

Turkcell International reportable segment includes the operations of Lifecell LLC (“lifecell”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell Ventures Cooperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”) and BiP Digital Communication Technologies B.V (“BiP B.V.”).

Techfin reportable segment includes the operations of Turkcell Finansman, Turkcell Odeme, Paycell and Turkcell Sigorta. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises the information and entertainment services in Turkey, non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji Cozumleri ve Elektrik Satis Ticaret A.S (“Turkcell Enerji”) and Turkcell Satis’s other operations (Note 2).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

10

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment Information (continued)

	Turkcell Turkey		Turkcell International		Techfin		All other segments		Intersegment eliminations		Consolidated
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Total segment revenue	5,978,636	5,276,294	708,197	559,569	222,569	219,800	1,125,250	762,504	(208,140)	(159,970)	7,826,512	6,658,197
Inter-segment revenue	(45,525)	(24,776)	(19,377)	(21,159)	(9,574)	(120)	(133,664)	(113,915)	208,140	159,970	—	—
Revenue from external customers	5,933,111	5,251,518	688,820	538,410	212,995	219,680	991,586	648,589	—	—	7,826,512	6,658,197
Adjusted EBITDA	2,731,195	2,388,006	344,500	249,845	137,929	136,515	111,076	40,236	(18,227)	(5,571)	3,306,473	2,809,031

11

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment Information (continued)

	2021	2020

Profit for the period	1,104,913	873,914
Add(Less):
Income tax expense	344,147	244,393
Finance income	(1,601,903)	(621,509)
Finance costs	1,808,961	842,913
Other income	(43,295)	(32,861)
Other expenses	55,435	126,883
Depreciation and amortization	1,655,954	1,372,050
Share of loss of equity accounted investees	(17,739)	3,248
Consolidated adjusted EBITDA	3,306,473	2,809,031

5.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased.

12

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

6.	Finance income and costs
	2021	2020
Net fair value gains on derivative financial instruments and interest	863,745	193,976
Cash flow hedges – reclassified to profit or loss	477,784	393,157
Interest income	256,476	31,282
Other	3,898	3,094
Finance income	1,601,903	621,509

Net foreign exchange losses	(1,618,058)	(688,278)
Net interest expenses for financial assets and liabilities measured at amortized cost	(186,092)	(149,413)
Other	(4,811)	(5,222)
Finance costs	(1,808,961)	(842,913)
Net finance costs	(207,058)	(221,404)

7.	Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the three months ended 31 March 2021 is 24%, compared to 22% for the three months ended 31 March 2020. The increase is mainly due to the Presidential Decree No. 3490 published in the Official Gazette dated February 4, 2021, the financing expenses (expenses and costs incurred under the titles of interest, commission, interest, dividend, exchange difference, etc.) limitation rate was set at 10% starting from the 2021 fiscal year. Credit institutions, financial institutions, financial leasing, factoring and finance companies are excluded from the legislation. Financial expenses and costs which will be capitalized of investment are also exempted from the legislation.

13

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Revenue

	31 March 2021
	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment eliminations		Consolidated
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Telecommunication services	5,690,465	5,077,689	642,768	510,352	—	—	—	—	(13,097)	(12,223)	6,320,136	5,575,818
Equipment revenues	246,794	166,241	32,837	23,926	—	—	734,097	442,615	(14,556)	(1,206)	999,172	631,576
Revenue from financial services	—	—	—	—	222,569	219,800	—	—	(9,574)	(120)	212,995	219,680
Call center revenues	10,233	10,243	10,503	7,318	—	—	123,418	96,862	(14,810)	(14,439)	129,344	99,984
Other	31,144	22,121	22,089	17,973	—	—	267,735	223,027	(156,103)	(131,982)	164,865	131,139
Total	5,978,636	5,276,294	708,197	559,569	222,569	219,800	1,125,250	762,504	(208,140)	(159,970)	7,826,512	6,658,197

14

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Revenue (continued)

	31 March 2021
	Turkcell Turkey	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	5,690,465	642,768	—	—	(13,097)	6,320,136
At a point in time	103,367	4,166	—	—	—	107,533
Over time	5,587,098	638,602	—	—	(13,097)	6,212,603
Equipment Related	246,794	32,837	—	734,097	(14,556)	999,172
At a point in time	184,940	32,837	—	734,097	(14,556)	937,318
Over time	61,854	—	—	—	—	61,854
Revenue from financial operations	—	—	222,569	—	(9,574)	212,995
At a point in time	—	—	82,968	—	(9,574)	73,394
Over time	—	—	139,601	—	—	139,601
Call Center	10,233	10,503	—	123,418	(14,810)	129,344
At a point in time	—	—	—	—	—	—
Over time	10,233	10,503	—	123,418	(14,810)	129,344
All other segments	31,144	22,089	—	267,735	(156,103)	164,865
At a point in time	998	300	—	11,135	(997)	11,436
Over time	30,146	21,789	—	256,600	(155,106)	153,429
Total	5,978,636	708,197	222,569	1,125,250	(208,140)	7,826,512
At a point in time	289,305	37,303	82,968	745,232	(25,127)	1,129,681
Over time	5,689,331	670,894	139,601	380,018	(183,013)	6,696,831

	31 March 2020
	Turkcell Turkey	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	5,077,689	510,352	—	—	(12,223)	5,575,818
At a point in time	71,942	2,754	—	—	—	74,696
Over time	5,005,747	507,598	—	—	(12,223)	5,501,122
Equipment Related	166,241	23,926	—	442,615	(1,206)	631,576
At a point in time	148,039	23,926	—	442,615	(1,206)	613,374
Over time	18,202	—	—	—	—	18,202
Revenue from financial operations	—	—	219,800	—	(120)	219,680
At a point in time	—	—	49,941	—	(120)	49,821
Over time	—	—	169,859	—	—	169,859
Call Center	10,243	7,318	—	96,862	(14,439)	99,984
At a point in time	—	—	—	—	—	—
Over time	10,243	7,318	—	96,862	(14,439)	99,984
All other segments	22,121	17,973	—	223,027	(131,982)	131,139
At a point in time	666	1,862	—	12,881	(598)	14,811
Over time	21,455	16,111	—	210,146	(131,384)	116,328
Total	5,276,294	559,569	219,800	762,504	(159,970)	6,658,197
At a point in time	220,647	28,542	49,941	455,496	(1,924)	752,702
Over time	5,055,647	531,027	169,859	307,008	(158,046)	5,905,495

15

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Property, plant and equipment

Cost	Balance as at 1 January 2021	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 31 March 2021
Network infrastructure (All operational)	24,923,118	185,351	(12,036)	506,553	—	694,843	26,297,829
Land and buildings	1,485,249	4,539	(235)	169	—	5,497	1,495,219
Equipment, fixtures and fittings	955,894	8,789	(4,161)	2,084	—	10,513	973,119
Motor vehicles	44,999	61	(2,332)	—	—	871	43,599
Leasehold improvements	342,093	218	—	113	—	1,829	344,253
Construction in progress	681,299	828,651	(17)	(511,258)	—	39,577	1,038,252
Total	28,432,652	1,027,609	(18,781)	(2,339)	—	753,130	30,192,271

Accumulated depreciation
Network infrastructure (All operational)	13,090,823	629,440	(10,655)	—	3,378	496,589	14,209,575
Land and buildings	354,312	20,101	(35)	—	—	3,257	377,635
Equipment, fixtures and fittings	717,871	16,823	(3,042)	—	—	8,523	740,175
Motor vehicles	40,027	858	(2,332)	—	—	847	39,400
Leasehold improvements	326,889	1,897	—	—	—	1,338	330,124
Total	14,529,922	669,119	(16,064)	—	3,378	510,554	15,696,909

Net book amount	13,902,730	358,490	(2,717)	(2,339)	(3,378)	242,576	14,495,362

Depreciation expense for the three months ended 31 March 2021 amounting to TL 672,497 including impairment losses are recognized in cost of revenue.

The impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed line infrastructure investments. Impairment losses on property, plant and equipment for the three months ended 31 March 2021 amounting to TL 3,378 are included in depreciation expense.

16

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Intangible assets
Cost	Balance at 1 January 2021	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance at 31 March 2021
Telecommunication licenses	9,188,733	1,978	(489)	6	—	263,420	9,453,648
Computer software	11,835,827	461,819	(4,755)	17,542	—	86,116	12,396,549
Transmission line software	88,499	58	—	—	—	—	88,557
Indefeasible right of usage	159,995	1,028	—	—	—	—	161,023
Brand name	9,483	244	—	279	—	208	10,214
Customer base	15,512	—	—	—	—	—	15,512
Goodwill (*)	40,010	—	—	—	—	—	40,010
Subscriber acquisition cost	4,787,853	403,352	—	—	—	17,531	5,208,736
Other	186,743	6,198	—	(279)	—	867	193,529
Construction in progress	1,142	19,922	(406)	(15,209)	—	136	5,585
Total	26,313,797	894,599	(5,650)	2,339	—	368,278	27,573,363

Accumulated amortization
Telecommunication licenses	4,253,203	158,772	(489)	—	26	65,923	4,477,435
Computer software	7,304,194	303,044	(4,738)	—	211	78,196	7,680,907
Transmission line software	79,073	206	—	—	—	—	79,279
Indefeasible right of usage	56,974	2,839	—	390	—	—	60,203
Brand name	7,040	3	—	179	—	—	7,222
Customer base	13,085	109	—	—	—	—	13,194
Subscriber acquisition cost	2,133,755	222,494	—	—	—	11,610	2,367,859
Other	98,689	11,527	—	(569)	—	(2,945)	106,702
Total	13,946,013	698,994	(5,227)	—	237	152,784	14,792,801

Net book amount	12,367,784	195,605	(423)	2,339	(237)	215,494	12,780,562

Amortization expense on intangible assets other than goodwill for the three months ended 31 March 2021 amounting to TL 699,231 are recognized in cost of revenues.

Impairment losses on intangible assets for the three months ended 31 March 2021 amounting to TL 237 are included in depreciation expense.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software is TL 72,550 for the three months ended 31 March 2021.

17

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Right of use assets

Closing balances of right of use assets as of 31 March 2021 and depreciation and amortization expenses for the related period is stated as below:

	Tangible						Intangible
	Site Rent	Building	Network equipment	Vehicle	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2021	1,182,847	306,343	218,104	159,769	111,462	1,978,525	24,956	376,693	401,649	2,380,174
Depreciation and amortization charge for the year	(142,467)	(16,545)	(73,074)	(12,140)	(22,463)	(266,689)	(5,148)	(12,161)	(17,309)	(283,998)
Balance at 31 March 2021	1,190,671	312,582	251,900	161,717	111,395	2,028,265	30,650	426,079	456,729	2,484,994

As at 31 March 2021, additions to right of use assets amount to TL 335,175, interest expense on lease liabilities is TL 81,834 and amortization expense is TL 283,998 recorded in the cost of revenue.

18

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Cash and cash equivalents

	31 March 2021	31 December 2020
Cash in hand	102	179

Banks	13,384,265	11,858,067
- Demand deposits	1,114,054	975,753
- Time deposits	12,270,211	10,882,314
Other cash and cash equivalents	89,273	8,354
Impairment loss provision	(6,676)	(6,045)
Cash and cash equivalents	13,466,964	11,860,555

As of 31 March 2021, the net amount of cash and cash equivalents is TL 13,420,739 excluding the interest income accrual amounting to TL 46,225.

13.	Financial Assets

Debt investments at fair value through other comprehensive income

Debt investments at fair value through other comprehensive income comprise the following investments in listed and unlisted securities:

	31 March	31 December
Current Assets	2021	2020
Listed debt securities	270,463	529,610
	270,463	529,610

	Fair values

	31 March 2021	31 December 2020	Fair value hierarchy	Valuation technique

Financial assets at fair value through other comprehensive income	-	272,334	Level 2	Present value of the estimated future cash flows based on observable yield curves and period end FX rates
	270,463	257,276	Level 1	Pricing models based on quoted market prices at the end of the reporting period.

Total	270,463	529,610

19

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Financial Assets (continued)

As of 31 March 2021, the nominal and fair value amounts of financial assets are as follows:

31 March 2021
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity

EUR	20,000	195,612	17 December 2021
EUR	2,000	19,449	16 February 2026
TL	25,000	23,560	2 March 2022
TL	25,000	23,492	2 March 2022
USD	996	8,350	10 August 2024
Total financial assets		270,463

During the year, the following losses were recognized in other comprehensive income.

	31 March	31 March
	2021	2020
Losses recognized in other comprehensive income
Related to debt securities	(1,687)	(5,123)
	(1,687)	(5,123)

14.	Loans and borrowings

	31 March 2021	31 December 2020
Non-current liabilities
Unsecured bank loans	9,456,983	7,779,354
Secured bank loans	113,972	151,543
Lease liabilities	1,559,178	1,521,713
Debt securities issued	7,944,324	6,901,075
	19,074,457	16,353,685
Current liabilities
Unsecured bank loans	4,446,393	4,049,824
Secured bank loans	120,078	144,261
Lease liabilities	688,572	577,173
Debt securities issued	566,274	461,479
	5,821,317	5,232,737

The company has used loans in accordance with the loan agreement previously signed with J.P.Morgan and AB Svensk Exportkredit under the Swedish Export Credit Organization (“EKN”) insurance. As of 31 March 2021, the Company has used USD 20,248 loan on 26 February 2021, respectively, with a fixed interest rate of 3.84%.

The company has used loans in accordance with the loan agreement previously signed with China Development Bank. As of 31 March 2021, the Company has used CNY 147,286 and EUR 57,124 loan on 18 March 2021 and 19 March 2021, respectively, with a fixed interest rate of 5.15% for CNY loan and Euribor+2.29% for the EUR.

20

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 March 2021			31 December 2020
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest Rate	Payment period	Carrying amount
Unsecured bank loans	EUR	Floating	Euribor+1.9%-Euribor+2.3%	2021-2028	6,692,589	Euribor+2.0%-Euribor+2.2%	2021-2026	5,624,277
Unsecured bank loans	USD	Floating	Libor+2.1%-Libor+2.4%	2021-2028	2,703,266	Libor+2.1%-Libor+2.4%	2021-2028	2,384,622
Unsecured bank loans	TL	Fixed	5.0%-19.7%	2021	1,681,116	6.5%-16.9%	2021	1,627,198
Unsecured bank loans	UAH	Fixed	6.7%-10.9%	2021-2023	1,091,780	6.0%-10.9%	2021-2023	980,207
Unsecured bank loans	USD	Fixed	3.8%	2021-2030	695,815	3.8%	2021-2030	501,036
Unsecured bank loans	RMB	Fixed	5.2%-5.5%	2021-2028	571,860	5.2%-5.5%	2021-2026	283,273
Unsecured bank loans	EUR	Fixed	1.5%-1.8%	2021-2022	466,950	1.5%-1.8%	2021-2022	428,565
Secured bank loans	USD	Floating	Libor+1.9%	2021-2023	234,050	Libor+1.7%	2021-2023	259,427
Secured bank loans	EUR	Floating	—	—	—	Euribor+1.3%	2021	36,377
Debt securities issued	USD	Fixed	5.8%	2021-2028	8,417,011	5.8%	2021-2028	7,311,688
Debt securities issued	TL	Fixed	17.8%	2021	93,587	15.0%	2021	50,866
Lease liabilities	TL	Fixed	9.8%-45.0%	2021-2048	1,203,036	9.8%-45.0%	2021-2048	1,201,988
Lease liabilities	UAH	Fixed	8.0%-24.0%	2021-2069	657,770	8.1%-24.0%	2021-2069	555,597
Lease liabilities	EUR	Fixed	1.0%-10.0%	2021-2034	211,206	1.0%-10.0%	2021-2034	185,557
Lease liabilities	BYN	Fixed	11.5%-14.0%	2021-2028	107,115	11.5%-15.0%	2021-2028	99,259
Lease liabilities	USD	Fixed	3.9%-10.1%	2021-2028	68,623	3.9%-10.9%	2021-2028	56,485
					24,895,774			21,586,422

21

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments

Fair value of derivative financial instruments at 31 March 2021 and 31 December 2020 are attributable to the following:

	31 March 2021		31 December 2020

	Assets	Liabilities	Assets	Liabilities

Held for trading	1,278,485	30,557	360,047	41,132
Derivatives used for hedging	814,165	52,873	642,623	66,851
Total	2,092,650	83,430	1,002,670	107,983

At 31 March 2021, the total held for trading derivative financial assets of TL 1,912,017 (31 December 2020: TL 917,437) also includes a net accrued interest expense of TL 180,633 (31 December 2020: TL 85,233) and the total held for trading derivative financial liabilities of TL 96,272 (31 December 2020: TL 119,111) also includes a net accrued interest expense of TL 12,842 (31 December 2020: TL 11,128).

Derivatives used for hedging

Participating cross currency swap and cross currency swap contracts

The notional amount and the fair value of participating cross currency swap and cross currency swap contracts for hedging purposes at 31 March 2021 are as follows:

Sell			Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Participating cross currency swap contracts
TL	1,903,692	EUR	366,800	280,092	23 October 2025
TL	220,735	EUR	48,012	12,841	22 April 2026
TL	118,650	EUR	17,146	38,635	22 April 2026
TL	224,536	USD	40,010	64,682	22 April 2026
TL	220,055	USD	40,010	59,538	22 April 2026
TL	184,622	USD	32,008	50,200	22 April 2026
TL	159,500	USD	28,007	49,283	22 April 2026
TL	156,999	USD	24,006	32,479	22 April 2026
TL	125,231	USD	20,005	37,213	22 April 2026
TL	92,887	USD	16,004	22,620	22 April 2026
TL	78,660	USD	16,004	34,708	22 April 2026
Cross currency swap contracts
TL	99,127	RMB	162,121	131,874	22 April 2026
Derivatives used for hedge accounting financial assets			814,165

EUR 414,812 participating cross currency swap contracts includes TL 1,083,063 guarantees after CSA agreement (31 December 2020: 1,121,303 TL).

22

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Derivatives used for hedging (continued)

Interest rate swap contracts

The notional amount and the fair value of interest rate swap contracts for hedging purposes at 31 March 2021 are as follows:

Sell			Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Interest rate swap contracts
USD	80,020	USD	80,020	(25,594)	22 April 2026
USD	40,010	USD	40,010	(12,021)	22 April 2026
USD	32,008	USD	32,008	(8,132)	22 April 2026
USD	28,007	USD	28,007	(7,126)	22 April 2026
Derivatives used for hedge accounting financial liabilities			(52,873)

Held for trading

Cross currency swap, interest rate swap, FX swap and participating cross currency swap contracts

The notional amount and the fair value of Cross currency swap, interest rate swap, FX swap and participating cross currency swap contracts held for trading at 31 March 2021 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

FX swap contracts
TL	754,130	USD	100,000	79,017	2 April 2021
TL	574,028	USD	75,000	53,738	9 April 2021
TL	382,685	USD	50,000	35,825	9 April 2021
TL	373,420	USD	50,000	45,036	9 April 2021
TL	372,700	USD	50,000	45,752	9 April 2021
TL	372,190	USD	50,000	46,259	9 April 2021
TL	803,210	USD	100,000	826	16 April 2021
TL	200,303	USD	25,000	204	16 April 2021
TL	119,288	USD	15,000	8,063	30 April 2021
TL	189,065	USD	23,000	887	10 May 2021
TL	728,685	USD	90,000	46,953	24 May 2021
TL	441,408	USD	60,000	74,605	26 May 2021
TL	368,125	USD	50,000	61,896	26 May 2021
TL	367,663	USD	50,000	62,341	26 May 2021
TL	367,325	USD	50,000	62,666	26 May 2021
TL	328,298	USD	45,000	58,608	26 May 2021
TL	219,030	USD	30,000	38,913	26 May 2021
RMB	10,500	USD	1,618	188	15 April 2021

23

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Held for trading (continued)

Cross currency swap, interest rate swap, FX swap and participating cross currency swap contracts (continued)

Interest rate swap contracts
USD	20,833	USD	20,833	2,632	29 September 2028
USD	16,667	USD	16,667	3,339	29 September 2028
Cross currency swap contracts
TL	22,752	EUR	3,600	14,297	23 September 2021
TL	188,851	EUR	19,900	17,141	2 December 2021
TL	224,100	EUR	24,000	35,793	21 December 2022
TL	79,323	USD	13,714	45,574	20 March 2023
TL	78,830	USD	13,714	45,890	20 March 2023
TL	146,870	USD	19,000	30,411	20 November 2025
TL	30,707	RMB	38,801	24,072	22 April 2026
Participating cross currency swap contracts
TL	218,295	EUR	32,008	77,972	22 April 2026
TL	148,117	EUR	24,006	66,611	22 April 2026
TL	146,677	EUR	24,006	86,780	22 April 2026
TL	73,747	EUR	10,861	21,007	22 April 2026
TL	186,058	USD	23,750	12,042	20 November 2025
TL	147,573	USD	19,000	10,580	20 November 2025
TL	95,944	USD	16,004	24,145	22 April 2026
TL	90,743	USD	16,004	29,814	22 April 2026
Held for trading derivative financial assets				1,269,877

FX swap and option contracts

The notional amount and the fair value of FX swap and option contracts held for trading at 31 March 2021 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

FX swap contracts
USD	25,000	TL	187,588	(20,194)	19 April 2021
Option contracts
RMB	65,000	TL	73,775	(8,770)	15 April 2021
USD	10,000	XAU	6,061 ounce	(548)	10 May 2021
USD	11,780	EUR	10,000	(877)	10 May 2021
Held for trading derivative financial liabilities				(30,389)

24

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Held for trading (continued)

Currency forward contracts

The notional amount and the fair value of currency forward contracts for trading purposes at 31 March 2021 are as follows:

Buy
Currency	Notional amount	Fair Value	Maturity
USD	1,000	18	1 April 2021
USD	500	158	30 April 2021
USD	500	443	30 April 2021
USD	500	203	29 May 2021
USD	500	491	29 May 2021
USD	500	250	30 June 2021
USD	500	540	30 June 2021
USD	500	292	31 July 2021
USD	500	584	31 July 2021
USD	500	335	31 August 2021
USD	500	629	31 August 2021
USD	500	375	30 September 2021
USD	500	672	30 September 2021
USD	500	415	30 October 2021
USD	500	715	30 October 2021
USD	500	447	30 November 2021
USD	500	751	30 November 2021
USD	500	484	31 December 2021
USD	500	789	31 December 2021
RMB	10,000	17	1 April 2021
Held for trading derivative financial assets		8,608

Buy
Currency	Notional amount	Fair Value	Maturity
USD	1,000	(15)	20 April 2021
RMB	10,000	(113)	1 April 2021
RMB	10,000	(38)	7 April 2021
RMB	10,000	(2)	7 April 2021
Held for trading derivative financial liabilities		(168)

25

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values

	31 March 2021	31 December 2020	Fair Value hierarchy	Valuation Techniques

a) Participating cross currency swap contracts (*)	1,011,242	797,060	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
-Held for trading	328,951	251,666
-Derivatives used for hedging	682,291	545,394

b) Cross currency swap, interest swap, FX swap and option contracts	989,538	100,440	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
-Held for trading	910,537	70,062
-Derivatives used for hedging	79,001	30,378

c) Currency forward contracts	8,440	(2,813)	Level 2	Forward exchange rates at the balance sheet date
-Held for trading	8,440	(2,813)

(*) Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 171,929 lower as at 31 March 2021 (31 December 2020: TL 168,882).

There were no transfers between fair value hierarchy levels during the year.

26

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at 31 March 2021 and 31 December 2020 on a hedge accounting basis:

	Fair values
Currency	Nominal Value	Maturity Date	31 March 2021	31 December 2020	Fair Value hierarchy	Hedge Ratio

Participating cross currency swap contracts
EUR Contracts	366,800	23 October 2025	280,092	221,937	Level 3	1:1
EUR Contracts	65,158	22 April 2026	51,476	53,142	Level 3	1:1
USD Contracts	216,054	22 April 2026	350,723	270,315	Level 3	1:1

Cross currency swap contracts
RMB Contracts	162,121	22 April 2026	131,874	97,229	Level 2	1:1

Interest rate swap contracts
USD Contracts	180,045	22 April 2026	(52,873)	(66,851)	Level 2	1:1

27

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Movements in the participating cross currency swap contracts for the periods ended 31 March 2021 and 31 December 2020 are stated below:

	31 March 2021	31 December 2020
Opening balance	797,060	495,436
Cash flow effect	131,158	(695,892)
Total gain/loss:
Gains recognized in profit or loss	83,024	997,516
Closing balance	1,011,242	797,060

Net off / Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 366,800 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 48,012 participating cross currency swap transaction. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to the valuations on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred EUR 268,563 as collateral to the Company (31 March 2021: TL 2,624,962) which was the amount exceeding the threshold and the Company transferred EUR 157,754 as collateral to the bank (31 March 2021: TL 1,541,899) which was the amount exceeding the threshold. The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 1,083,063 (31 December 2020: TL 1,121,303) that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 March 2021, if this transaction was not conducted, derivative financial instruments assets would have been TL 2,995,080 and current borrowings would have been TL 6,904,379.

28

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments

Impairment losses

Movements in the provision for impairment of trade receivables and due from related parties are as follows:

	31 March 2021 Contract Asset	31 March 2021 Other Asset
Opening balance	5,243	627,380
Provision for impairment recognized during the year	1,483	96,823
Amounts collected	—	(48,694)
Receivables written off during the year as uncollectible	—	(62,259)
Exchange differences	—	7,236
Closing balance	6,726	620,486

	31 March 2020 Contract Asset	31 March 2020 Other Asset
Opening balance	4,690	627,578
Provision for impairment recognized during the year	30	124,212
Amounts collected	—	(30,605)
Receivables written off during the year as uncollectible	—	(73,321)
Exchange differences	—	(6,431)
Closing balance	4,720	641,433

Movements in the provision for impairment of receivables from financial services are as follows:

	31 March 2021	31 March 2020
Opening balance	154,548	163,500
Provision for impairment recognized during the year	18,486	41,023
Amounts collected	(18,567)	(19,893)
Transfer	—	—
Exchange differences	—	(2)
Unused amount reversed (*)	(29,748)	—
Closing balance	124,719	184,628

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2019. Transferred doubtful receivables comprise of balances that Turkcell Finansman started legal proceedings for.

29

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 March 2021
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	14	—
Financial asset at fair value through other comprehensive income	5,570	34,153	—
Due from related parties - current	—	1	—
Trade receivables and contract assets	11,458	19,267	—
Other current assets	10,415	5,498	5,029
Cash and cash equivalents	531,914	109,497	92,083
	559,426	168,430	97,112
Foreign currency denominated liabilities
Loans and borrowings - non-current	(348,999)	(602,815)	(305,914)
Debt securities issued - non-current	(954,159)	—	—
Lease obligations - non-current	(4,366)	(17,710)	—
Other non-current liabilities	(61,049)	—	—
Loans and borrowings - current	(87,361)	(228,948)	(147,762)
Debt securities issued - current	(56,772)	—	—
Lease obligations - current	(3,164)	(3,898)	—
Trade and other payables - current	(125,270)	(21,038)	(567,389)
Due to related parties	—	(15)	—
	(1,641,140)	(874,424)	(1,021,065)

Loans defined as hedging instruments (*)	—	221,758	—
Exposure related to derivative instruments	1,222,825	580,339	230,421
Net exposure	141,111	96,103	(693,532)

(*) The Company designated EUR 221,758 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira.

The table above shows the Company’s distribution of balance sheet and derivative foreign exchange position should be taken into account with nominal values of the option transactions. The Company monitors the delta adjusted position of the option transactions. As of 31 March 2021, the Company has USD 146,039, EUR 91,919 and CNY (756,997) net foreign currency position.

30

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

10% strengthening/weakening of the TL, UAH, BYN and EUR against the following currencies at 31 March 2021 would have increased/ (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
31 March 2021
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	117,489	(117,489)	-	-
2- Hedged portion of USD risk (-)	-	-	(24,320)	24,320
3- USD net effect (1+2)	117,489	(117,489)	(24,320)	24,320

4- EUR net asset/liability	93,932	(93,932)	-	-
5- Hedged portion of EUR risk (-)	-	-	(108,703)	108,703
6- EUR net effect (4+5)	93,932	(93,932)	(108,703)	108,703

7- Other foreign currency net asset/liability (RMB)	(87,420)	87,420	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	921	(921)
9- Other foreign currency net effect (7+8)	(87,420)	87,420	921	(921)
Total (3+6+9)	124,001	(124,001)	(132,102)	132,102

31

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Fair values

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	31 March 2021	31 December 2020	Unobservable Inputs	31 March 2021	31 December 2020	Relationship of unobservable inputs to fair value

Contingent consideration	508,293	475,879	Risk-adjusted discount rate	5.3%-6.5%	4.3%-5.6%	A change in the discount rate by 100 bps would increase/decrease FV by TL (36,617) and TL 39,962, respectively.
			Expected settlement date	in instalments between 2025-2030	in instalments between 2025-2030	If expected settlement date changes by 1 year FV would increase/decrease by TL (29,699) and TL 31,552, respectively.

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the periods ended 31 March 2021 and 2020 is stated below:

	2021	2020
Opening balance	475,879	359,554
Gains recognized in profit or loss	32,414	(6,622)
Closing balance	508,293	352,932

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 13.

Financial liabilities:

As at 31 March 2021 and 31 December 2020; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short term nature. Material differences are identified only for the following borrowings:

	31 March 2021		31 December 2020

	Carrying amount	Fair value	Carrying amount	Fair value
Bank loans	5,104,191	5,119,360	4,615,559	4,646,152

As at 31 March 2021, the fair value of debt securities issued by the Company in 2015 and 2018 with a nominal value of USD 500,000 and fixed interest rate (Note 14), is TL 4,416,009 (31 December 2020: TL 3,976,852) and TL 4,352,681 (31 December 2020: TL 3,972,232), respectively.

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

32

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

17.	Guarantees and purchase obligations

At 31 March 2021, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 711,021 (31 December 2020: TL 840,208). Payments for these commitments will be made within 3 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 4,930,139 at 31 March 2021 (31 December 2020: TL 4,146,811).

18.	Commitments and contingencies

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.

Disputes on Special Communication Tax and Value Added Tax

a)	Disputes on SCT for the year 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Taxpayers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. In this case, with the decision that notified to the Company on 14 April 2020, the Council of State decided to cancel the rejection act regarding the application for the restructuring. The Large Taxpayers Office and Ministry of Treasury and Finance appealed the decision. The Company replied the appeal request in due time. The appeal process is pending.

In the cases regarding the cancellation of the SCT assessment for the year 2011, Council of State accepted the appeal and decided to reverse the first instance court decisions in favor of the Company, on the ground that; in the case filed for the cancellation of the rejection act regarding the request to restructure the cases filed for the year 2011, the court decided in favor of the Company and since the mentioned case will affect these cases, finalization of the respective decision should be waited. The Large Taxpayers Office applied for the correction of the decisions. The Company replied to application for the correction of the decisions. The Council of State, rejected the correction of decision requests of the Large Taxpayers Office, in favor of the Company.

Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. As a result of the investigation the Competition Board rejected the claims that Turkcell determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit on 8 December 2011 for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision, but the Council of State Plenary Session of the Chambers for Administrative Cases decided to approve the first instance court’s decision. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

33

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Commitments and contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company has not made any payments and filed a lawsuit for the stay of execution and cancellation of the payment order. The Court accepted the case. The Large Taxpayers Office appealed the decision. As a result of the appeal process, due to the reverse decision of the Council of State about the first instance court decision, the case file was sent to the first instance court and the trial of the case is pending before the same.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on 12 June 2019. The plaintiff appealed the case before Regional Administrative Court. The appeal process, before Regional Administrative Court, is pending. The other cases are also pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that Turkcell determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TL 91,942 on the Company. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. The Competition Authority accepted some of the objections of the Company and reduced the administrative fine to TL 61,294 with its decision.

The aforementioned fine that amount of TL 61,294 was paid with twenty five percent discount on 9 April 2020, in the amount of TL 45,971. Then, a lawsuit was filed on 10 April 2020 for cancellation of the aforementioned administrative fine. The hearing was held on 19 January 2021 in this case and it is expected that the court will grant a decision.

Ministry of Commerce Administrative Fine

As a result of the investigation conducted by the Ministry of Commerce for the year 2015, against the Company due to the alleged violation on distance contracts, hire purchase agreements and subscriber agreements, Ministry of Commerce imposed an administrative fine in the amount of TL 138,173. The Company filed a lawsuit for the cancellation of the related transactions. The Court accepted the case in favor of the Company and cancelled the administrative fine. Istanbul Governorship appealed the decision before Regional Administrative Court. Regional Administrative Court rejected the appeal request in favor of the Company. Istanbul Governorship appealed the decision before the Council of State. The Company replied this request in due time. As a result of the appeal process, the Council of State decided to reverse the Regional Administrative Court’s decision and decided to send the case file to the Regional Administrative Court to redecide after having an expert examination.

ICTA Investigation Regarding the R&D Obligations (Period of 2013-2016)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 18,031 to Turkcell. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as TL 13,523 with taking on the account the early payment discount (1/4). The Company filed totally ten different lawsuits for the cancellation of the administrative fines. There has not been any progress in the cases yet.

34

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Commitments and contingencies (continued)

ICTA Investigation Regarding the R&D Obligations (Period of 2016-2017)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 31,139 to Turkcell. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as TL 23,354 with taking on the account the early payment discount (1/4). The Company filed totally seven different lawsuits for the cancellation of the administrative fines. There has not been any progress in the cases yet.

Other ongoing lawsuits and tax investigations

In 2019, JSC Kazakhtelecom initiated arbitration proceedings against the Company related to its acquisition of JSC Kcell shares, which was subsidiary of the Fintur. The total claim against Turkcell and other shareholder Telia Company A.B. amounts to TL 549 million (USD 66 million) plus interest, of which Turkcell’s share amounts to TL 157 million (USD 19 million) under the scope of agreements signed by parties. The arbitration proceeding continues.

On the other hand, JSC Kazakhtelecom has initiated another arbitration case against the Company and Telia Company A.B with the claim of indemnification due to revocation of a frequency license. At the current stage, the total claim has not been specified by JSC Kazakhtelecom. The arbitration proceeding continues.

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The lawsuits are pending. On the other hand, additional TL 13,465 for 2018/December was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

Treasury share investigation related with third and fourth quarters of 2020 fiscal year is an ongoing process.

In addition, following tax investigations which were started previous periods (i) prepaid card sales and other transactions for 2017 fiscal year regarding SCT, (ii) 2018 fiscal year transactions regarding SCT, Corporate Income Tax and Value Added Tax closing minutes have been signed and Central Commission of Report Consideration meeting has been held. Evaluation of Commission is still going on.

In addition, in accordance with the “Contract for the Establishment and Operation of Mobile Communication Infrastructure Service in Settlements Without Mobile Coverage” signed with the Ministry of Transport and Infrastructure, since the fees reflected to the Ministry should be subject to special communication tax and assessment has been made for the 2015 and 2016 periods. Application has been made for the assessment on 11 December 2020 to benefit for the structuring provisions of the Law No.7256 and the application has been approved. In this context, 51,174 TL was paid on 1 March 2021 in advance.

35

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Commitments and contingencies (continued)

Other ongoing lawsuits and tax investigations (continued)

On the other hand, mobile payment services provided by Turkcell Odeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on Turkcell Odeme in the amount of TL 18,763. Turkcell Odeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case. The Court decided to accept the case in favor of the Company and cancelled the administrative fine subject to the case.

While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. Turkcell Odeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The Regional Administrative Court, rejected the appeal request of the Tax Office in favor of the Company.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TL 256,548 provision is recognized in the consolidated financial statements as at and for the period ended 31 March 2021 (31 December 2020: TL 242,521).

19.	Related parties

Transactions with key management personnel

Key management personnel comprise of the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 March 2021 and 2020.

The Group provide additional benefits to key management personnel and contribution to retirement plans based on a pre-determined ratio of compensation.

	31 March 2021	31 March 2020
Short-term benefits	19,899	19,187
Share based payments	3,899	880
Long-term benefits	197	168
Termination and other benefits	65	44
	24,060	20,279

36

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.	Related parties (continued)

The following transactions occurred with related parties:

	Three months ended 31 March
Revenue from related parties	2021	2020
Enerji Piyasalari Isletme A.S. (“EPIAS”) (*)	29,643	—
Turk Hava Yollari A.S. (*)	14,124	—
Ziraat Bankasi A.S. (“Ziraat Bankasi”) (*)	12,682	—
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S. (“Turksat”) (*)	8,126	—
Turkiye Vakiflar Bankasi TAO (“Vakifbank”) (*)	3,951	—
BIST (*)	3,104	—
Gunes Express Havacilik A.S. (“Sun Express”) (*)	2,794	—
Turkiye Halk Bankasi A.S. (“Halkbank”) (*)	1,752	—
Turkiye Sigorta A.S. (*)	1,652	—
Ziraat Katilim Bankasi A.S. (*)	963	—
Kredi Kayit Burosu A.S. (*)	684	—
Sofra Kurumsal ve Odullendirme Hizmetleri A.S. (“Sofra”)	236	206
Posta ve Telgraf Teskilati A.S. (“PTT”) (*)	167	—
Telia Carrier Germany GmbH (“Telia Carrier”)	—	3,490
Telia Carrier AB	—	350
Other	6,796	387
	86,674	4,433
	Three months ended 31 March
Related party expenses	2021	2020
EPIAS (*)	106,172	—
Turksat (*)	13,709	—
Sofra	7,443	4,076
Boru Hatlari Ile Petrol Tasima A.S. (“BOTAS”) (*)	3,654	—
PTT (*)	2,827	—
Telia Carrier	—	1,828
Other	12,052	344
	145,857	6,248

(*) Transactions with related parties through TVF BTIH include transactions as of 22 October 2020 and onwards.

Details of the financial assets and liabilities with related parties as of 31 March 2021 and 31 December 2020 are as follows:

	31 March 2021	31 December 2020
Banks - Time deposits	7,424,965	6,713,484
Banks - Demand deposits	147,921	106,799
Other cash and cash equivalents	—	8,354
Bank borrowings	(126,050)	(55,902)
Debt securities issued	—	(50,866)
Lease liabilities	(80,345)	(65,577)
	7,366,491	6,656,292

37

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.	Related parties (continued)

As of 31 March 2021, the amount of letters of guarantee given to the related parties is TL 109,772 (31 December 2020: TL 67,455).

Details of the time deposits at related parties as of 31 March 2021 and 31 December 2020 are as follows:

	31 March 2021	31 December 2020
Halkbank	2,601,061	1,904,505
Ziraat Bankasi	2,449,740	2,338,812
Vakifbank	2,272,012	2,307,202
Ziraat Katilim Bankasi A.S.	102,152	162,965
	7,424,965	6,713,484

Amount	Currency	Effective Interest Rate	Maturity	31 March 2021
3,988,969	TL	19.2%	April 2021	3,988,969
384,181	USD	1.8%	April 2021	3,198,691
24,279	EUR	0.5%	April 2021	237,305
				7,424,965

Details of the bank borrowings at related parties as of 31 March 2021 are as follows:

Amount	Currency	Effective Interest Rate	Maturity	31 March 2021
100,000	RMB	5.2%	June 2021	126,050
				126,050

Details of the lease liabilities at related parties as of 31 March 2021 are as follows:

Currency	Effective Interest Rate	Payment Period	31 March 2021
EUR	0.8% - 3.7%	2021 – 2024	53,742
TRY	10.0% - 30.0%	2021 – 2025	26,603
			80,345

Interest income from related parties:

	2021	2020
Halkbank	59,467	—
Ziraat Bankasi	36,176	—
Vakifbank	33,507	—
Other	1,691	—
	130,841	—

Interest expense to related parties:

	2021	2020
Ziraat Bankasi	2,755	—
Halk Varlik Kiralama A.S.	2,560	—
Other	93	—
	5,408	—

38

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.	Related parties (continued)

Revenue from related parties are generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPIAS are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAS are related to infrastructure services; transactions between the Group and Halkbank, Ziraat Bankasi and Vakifbank are related to banking services; transactions between the Group and PTT are related to cargo transportation; transactions between the Group and Turksat are related to telecommunication services and transactions between the Group and BIST are related to stock market services. Receivables from related parties are not collateralized.

39

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Subsidiaries

The Group’s immediate and ultimate parents are TVF BTIH and TVF, Subsidiaries, associates and a joint venture of the Company as at 31 March 2021 and 31 December 2020 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 March	31 December
Name	Incorporation	Business	2021 (%)	2020 (%)
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Dijital (*)	Turkey	Digitalization services and products	100	-
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Turkcell Sigorta	Turkey	Insurance agency activities	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Turkey	Development and providing of digital services and products	100	100
Lifecell Bulut	Turkey	Cloud solutions services	100	100
Lifecell TV	Turkey	Online radio, television and on-demand streaming services	100	100
Lifecell Muzik	Turkey	Radio, television and on-demand streaming services	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Global LLC	Ukraine	Customer relations management	100	100
Rehberlik	Turkey	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
lifecell	Ukraine	Telecommunications	100	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Turkey	Providing digital services and products	100	100
Beltel	Turkey	Telecommunications investments	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80
			Effective Ownership Interest
Associates	Country of		31 March	31 December
Name	Incorporation	Business	2021 (%)	2020 (%)
TOGG	Turkey	Electric passenger car development, production and trading activities	19	19
			Effective Ownership Interest
Joint Venture	Country of		31 March	31 December
Name	Incorporation	Business	2021 (%)	2020 (%)
Sofra	Turkey	Meal coupons and cards	33	33

(*) On 8 March 2021, Turkcell Dijital which will provide digitalization services and products was incorporated by Turkcell Superonline, a subsidiary of the Group, under the laws of Republic of Turkey.

40

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

21.	Subsequent events

On 15 April 2021, the Company’s General Assembly has approved a dividend distribution for the year ended 31 December 2020 amounting to TL 2,585,787; this represents a gross cash dividend of full TL 1.17536 per share. The dividend will be paid to the shareholders in three instalments on 30 April, 30 July and 27 October 2021.

On 22 April 2021, a temporary article is added to the Turkey’s Corporate Tax Law No. 5220 which was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law from the current 20% rate to 25% for the tax year 2021 and to 23% rate for the tax year 2022; the change took effect on the Law’s date of publication. It is expected to continue with 20% afterwards.

41

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 3, 2021	By:	/s/ Ali Serdar Yagci
Name: Ali Serdar Yagci Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 3, 2021	By:	/s/ Osman Yilmaz
Name: Osman Yilmaz Title: Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 3, 2021	By:	/s/ Taner Kiziltoprak
Name: Taner Kiziltoprak Title: Group Reporting & Subsidiaries Management Director